SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (the “Company”), held on December 14, 2012.

1.            Date, time and venue:  On December 14, 2012, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Attendance:  Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, José Heitor Attilio Gracioso, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously resolved by the Directors in attendance:

4.1. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Article 35 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of November 30, 2012.

4.2. Distribution of dividends and interest on own capital. To approve the distribution of (i) dividends, to be deducted from the results of the current fiscal year based on the extraordinary balance sheet prepared on November 30, 2012 and attributed to the minimum mandatory dividends for 2012, of R$0.81 per common share and R$0.891 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), to be deducted from the results of the current fiscal year based on the extraordinary balance sheet prepared on November 30, 2012 and attributed to the minimum mandatory dividends for 2012, of R$0.11 per common share and R$0.121 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.0935 per common share and R$0.10285 per preferred share.

4.2.1. The aforementioned payments shall be made as of January 21, 2013 without any monetary adjustment, subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2012.  The record date shall be December 26, 2012 for BM&FBovespa shareholders and December 31, 2012 for ADR holders.  Shares and ADRs shall be traded ex-dividends  as of December 27, 2012.

4.3. Resignation of Executive Officers.  To accept the resignation letters presented by Messrs. Ricardo Tadeu Almeida Cabral de Soares to his position as Sales Executive Officer and Ricardo Manuel Frangatos Pires Moreira, to his position as Soft Drinks Executive Officer, due to the fact that they accepted to take new positions at Anheuser-Busch InBev N.V./S.A.

4.4. Nomination of Executive Officers.  In view of the resignations of Messrs. Ricardo Tadeu Almeida Cabral de Soares and Ricardo Manuel Frangatos Pires Moreira, to appoint, respectively, to the positions of Sales Executive Officer and Soft Drinks Executive Officer of the Company, Messrs: (i) Alexandre Médicis da Silveira, a Brazilian citizen, business administrator, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi, CEP 04530-001, bearer of the ID 22,252,125-SSP-SP IFP/RJ and of the CPF 267,553,248-76; and (ii) Marcel Martins Régis, a Brazilian citizen, business administrator, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi, CEP 04530-001, bearer of the ID 21,502,207-0 and of the CPF 740,779,705-63, both with a term of office starting on January 1st, 2013 and ending on December 31, 2013

4.5. New Executive Management Composition.  In view of the abovementioned resolutions, the Company’s Executive Management shall henceforth have the following composition: (i) Mr. João Mauricio Giffoni de Castro Neves, as “Chief Executive Officer”; (ii) Mr. Nelson José Jamel, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Alexandre Médicis da Silveira, as “Sales Executive Officer”; (iv) Mr. Marcel Martins Régis, as “Soft Drinks Executive Officer”; (v) Mr. Márcio Fróes Torres, as “Industrial Executive Officer”; (vi) Mr. Milton Seligman, as “Corporate Affairs Executive Officer”; (vii) Mr. Pedro de Abreu Mariani, as “General Counsel”; (viii) Mr. Vinícius Guimarães Barbosa, as “Logistics Executive Officer”; (ix) Mr. Sandro de Oliveira Bassili, as “People and Management Executive Officer”; (x) Mr. Jorge Pedro Victor Mastroizzi, as “Marketing Executive Officer”; and (xi) Mr. Ricardo Rittes de Oliveira Silva as “Shared Services and Information Technology Executive Officer”.

5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, December 14, 2012.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Luis Felipe Pedreira Dutra Leite	/s/ José Heitor Attilio Gracioso

/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ Paulo Alberto Lemann

/s/ Pedro de Abreu Mariani
Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer